NORTHQUEST CAPITAL FUND, INC.
                                16 Rimwood Lane
                              Colts Neck, NJ 07722
                                  732-842-3465

                                                                   May 13, 2010

Mr. Greene
U.S Securities and Exchange Commission
Washington D.C. 20549

RE: Response to email comments on 05/13/10

Dear Mr. Greene:

I have enclosed the following responses as per your email on 05/13/10.

Item 1. On the page 1 of the prospectus the last sentence of the footnote under the heading "Fees and Expenses of the Fund" includes the revised paren-thetical text:
        "(and for the period of one year following the effective date of this prospectus)'.

Item 2. On page 3 of the prospectus under the heading "Investment Objectives, Principal Investment Strategies and Related Risks" the second sentence has been changed to:

        "It should be noted that global market turmoil (such as the banking and credit crisis which began during 2007 and continues to the present day) may cause the Fund to not meet its investment objectives".

Item 3. On page 3 for the SAI the following paragraph has been removed under subsection "Board of Directors".

        "The Fund's Board leadership positions include a Chairperson, Lead Director, and Chief Compliance Officer. The Board selected these lead-ers from its membership to assist the Board on overseeing Fund opera-tions and to assess any Fund risks."

        The replacement paragraph with heading is:

                                 Risk Oversight
        "The Fund's Board of Directors consists of four directors of which three are independent. The Board oversees risks as part of its oversight of the Fund. The Fund's Board leadership positions include a Chairperson, Lead Director, and Chief Compliance Officer ("CCO"). The Board selected these leaders from its membership to assist the Board in overseeing Fund operations and to assess any Fund risks. The Board reviews reports from its CCO, officers, investment adviser, and auditor with regard to any risks facing the Fund. Not all risks that may affect the Fund can be identified or processes and controls developed to eliminate or mitigate their occurrence or effects, and some risks are simply beyond any con-trol of the Fund or the Manager, or other service provider."


         I have reviewed the staff's comments, agree with these revisions and will make these corrections as soon as possible. Thanks again for your time, help and guidance. As of May 13, 2010 the Fund acknowledges that:

           * The fund is responsible for the accuracy of the disclosure in the filings;

           * staff comments or changes to disclosure in response to staff comm-ents in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

           * the fund may not assert staff comments as a defense in any proceed-ing initiated by the Commission or any person under the federal securities laws of the United States.


             Regards,

             By: /s/ Peter J. Lencki
                     ---------------
                     Peter J. Lencki
                     President
                     Chief Financial Officer

































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